11 August 2014

ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

Transactions in own shares (correction)

Further to the announcement on 8 August 2014 in relation to the buy back of 256,000 Reed Elsevier PLC shares and 148,000 Reed Elsevier NV shares, Reed Elsevier confirms that these were repurchased at a price of 932.8116p and €16.3535 respectively and not the at the prices stated in the previous announcement.